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September 27, 2010	Alyssa Albertelli
T +1 202 508 4667
F +1 202 383 7790
alyssa.albertelli@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: John Ganley

Re:	PNC Advantage Funds (Registration Nos. 811-07850 and 33-65690) Responses to Comments on Post-Effective Amendment No. 31
Dear Mr. Ganley,
     I am writing on behalf of PNC Advantage Funds to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 31 (the “Amendment”) to PNC Advantage Funds’ Registration Statement on Form N-1A. PNC Advantage Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on July 30, 2010 in connection with PNC Advantage Funds’ annual update of the Registration Statement for all existing series of PNC Advantage Funds (each, a “Fund” and, together, the “Funds”). You communicated these comments to me and Marian G. Fowler via telephone on September 15, 2010. The Staff’s comments and PNC Advantage Funds’ responses are set forth below. These responses will be reflected in Post-Effective Amendment No. 32 to PNC Advantage Funds’ Registration Statement, which will be filed on or before September 28, 2010.
1. Comment: If the Funds adopt summary prospectuses pursuant to Rule 498 under the Securities Act of 1933, as amended (the “Securities Act”), please include in this letter the legend that would be included in the summary prospectuses pursuant to Rule 498(b)(1)(v) under the Securities Act.
     Response: The Funds’ summary prospectuses will include the following legend:

September 27, 2010
Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. You can find the Fund’s Prospectus, Statement of Additional Information, and other information about the Fund online at www.pncfunds.com/Forms_Literature/Prospectuses/default.fs. You may also obtain this information at no additional cost by calling
1-800-364-4890 or by sending an e-mail request to pncfundfullfillment@pnc.com. The Fund’s Prospectus and Statement of Additional Information, both dated October 1, 2010, are incorporated by reference into this Summary Prospectus.
2. Comment: With respect to the “Annual Fund Operating Expenses” table, please change “Investment Advisory Fees” to “Management Fees” in order to conform to Item 3 of Form N-1A.
     Response: The requested change has been made.
3. Comment: With respect to the “Annual Fund Operating Expenses” table, please delete the “Total Other Expenses” line item and include the total expenses applicable for “Other Expenses” on the “Other Expenses” line item and otherwise conform the “Other Expenses” line item and sub-captions thereto to the requirements in Item 3 of Form N-1A.
     Response: The requested change has been made.
4. Comment: With respect to the “Annual Fund Operating Expenses” table, please delete the reference to voluntary fee waivers from the footnote to the “Total Annual Fund Operating Expenses” line item in order to conform to the requirements in Item 3 of Form N-1A.
     Response: The requested change has been made.
5. Comment: With respect to the disclosure provided under “Tax Information,” please revise the following clause or confirm that the following clause would not confuse investors: “unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.”
     Response: The requested change has been made. Please see below for the revised disclosure.
The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains. However, this will not be the case if you are invested in the Fund through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

September 27, 2010
6. Comment: Please review the disclosure, if applicable, regarding each Fund’s investments in and risks relating to derivatives in light of the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (“Letter”) and make any necessary revisions to the disclosure.
     Response: The disclosure regarding each Fund’s investments in and risks relating to derivatives in the Funds’ registration statement has been reviewed and no revisions were deemed necessary. It is noted that the Funds are money market funds as defined under Rule 2a-7 of the Investment Company Act of 1940, as amended, and do not use derivative instruments as a principal investment strategy.
     On behalf of PNC Advantage Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve PNC Advantage Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) PNC Advantage Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving PNC Advantage Funds.
     Please do not hesitate to call me at 202-508-4667 or Marian G. Fowler at 202-508-4751 if you have any questions or require additional information.

Regards,
/s/ Alyssa Albertelli
Alyssa Albertelli